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October 2001
                                     -------------------------------------------
                                     KENMAR
                                     -------------------------------------------
Summary                              GLOBAL
                                     -------------------------------------------
                                     TRUST
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Kenmar Global Trust (KGT) ended October up +3.13%, net of fees and expenses, as profits were realized throughout the global interest rate markets. Also profitable were positions in the energies and grains. Smaller losses were recorded in the currencies, global stock indices, metals tropicals and meats. The Net Asset Value per unit of KGT was $102.61 as of October 31, 2001.

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Allocation of Assets to Advisors

                    Oct 1 2001              Nov 1 2001
                    ----------              ----------
Beacon                  5%                      6%
C-View                 24%                     23%
Grinham                26%                     24%
Transtrend             24%                     24%
Winton                 21%                     23%

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The uncertainty continued during October as U.S. military strikes against
Afghanistan began, acts of bioterrorism surfaced and overall economic fundamentals remained poor. Against this backdrop, however, investors remained optimistic, betting that the low interest rate environment, combined with a proposed economic-stimulus program, would produce an eventual recovery in the U.S. Despite intermittent setbacks, major U.S. stock indices ended the month with gains. European and Pacific Rim stock markets followed the lead of the U.S., also ending the month in positive territory. This positive mood carried into the U.S. dollar as it made gains against its major counterparts buoyed by the belief that the greenback would rebound faster from a global recession. In the U.S. bond market, prices were initially buoyed by the Federal Reserve's ninth interest rate cut -- which brought the benchmark rate to its lowest level in 39 years. Prices vacillated until the latter part of the month when the rally resumed following dismal economic readings that sparked renewed worries over the potential depth of the nation's economic slump. The U.S. Treasury's surprise announcement on the final trading day of the month that regular 30-year bond auctions would no longer be held resulted in a one day surge that lifted prices of long-term bonds significantly higher. Despite the ECB's continued reluctance to cut interest rates, prices of the Euro Bund followed the lead of the U.S. higher as did prices in other European and Japanese bond markets.

Outside of the global financial markets, petroleum prices were volatile as OPEC left the markets guessing as to whether they would authorize a production cutback. At month-end, although OPEC signaled that a sizable cut in daily output would likely ensue, prices slumped on fears that the U.S. had fallen into a recession and on weekly reports showing an increase in crude supplies. In other markets, metals prices slumped as industrial demand waned and fears of recession grew. In traditional commodity markets, prices of corn and soybeans sank while wheat prices bucked the trend rising on concerns over potential problems with the U.S. and Argentinean wheat crops. In cotton, prices slid to a 29 year-low on weak domestic consumption and sinking world prices. Finally, in the tropicals, Arabica coffee prices fell to their lowest level since 1972, reflecting ample supply and projections for a large Brazilian crop.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

/s/ ESTHER ECKERLING GOODMAN
-----------------------------------------
Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
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[LOGO] K E N M A R
       Kenmar Advisory Corp.

For further information contact      Two American Lane         Tel 203.861.1025
Kenmar Securities, Inc.              PO Box 5150               Fax 203.552.1500
                                     Greenwich, CT 06831

                              KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING OCTOBER 31, 2001


                           STATEMENT OF INCOME(LOSS)


TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                        $494,316.71
Change in Unrealized Gain/(Loss)                                    $332,121.33
Gain/(Loss) on Other Investments                                       ($124.71)
Brokerage Commission                                               ($152,483.94)
                                                                   ------------
Total Trading Income                                                $673,829.39

EXPENSES
Audit Fees                                                                $0.00
Administrative and Legal Fees                                        $35,931.09
Management Fees                                                           $0.00
Incentive Fees                                                      $143,915.54
Other Expenses                                                            $0.00
                                                                    -----------
Total Expenses                                                      $179,846.63

INTEREST INCOME                                                      $27,390.52

NET INCOME(LOSS) FROM THE PERIOD                                    $521,373.28
                                                                    ===========


STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month            $16,634,611.16
Addition                         $242,000.00
Withdrawal                      ($560,316.71)
Net Income/(Loss)                $521,373.28
                              --------------
Month End                     $16,837,667.73

Month End NAV Per Unit               $102.61

Monthly Rate of Return                  3.13%
Year to Date Rate of Return             5.77%

                    To the best of our knowledge and belief,
                the information above is accurate and complete:



/s/ KENNETH A. SHEWER                                /s/ MARC S. GOODMAN
---------------------------                          --------------------------
Kenneth A. Shewer, Chairman                          Marc S. Goodman, President

                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust